Exhibit 99.2

TTI TEAM TELECOM INTERNATIONAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Meir Lipshes and Tali Cohen-Tueg, and each of them, attorneys, agents and proxies of the undersigned, for and in the names(s) of the undersigned, with full power of substitution and revocation in each of them to represent and to vote any and all of the Ordinary Shares, nominal value NIS 0.5 per share (the "Ordinary Shares"), of TTI Team Telecom International Ltd. (the "Company"), which the undersigned is entitled to vote in any capacity and as fully as the undersigned could if personally present at the Class Meeting of the Holders of Ordinary Shares of the Company (the "Ordinary Class Meeting") and at the Extraordinary General Meeting of Shareholders of the Company (the "General Meeting" and together with the Ordinary Class Meeting, the "Meetings"), to be held on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) and 11:00 a.m. (Israel time), respectively, at the offices of the Company located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, and at any adjournments or postponements thereof, upon the matters listed on the reverse side, which are more fully described in the Notice and Proxy Statement relating to the Meetings.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned at each of the Meetings. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter at each of the Meetings.  Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned, by signature below, acknowledges receipt of the Notice of the Meetings and Proxy Statement relating to the Meetings.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
AND CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES OF

TTI TEAM TELECOM INTERNATIONAL LTD.

ORDINARY SHARES

Thursday, July 22, 2010

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To approve the Agreement and Plan of Merger, dated as of June 8, 2010, by and among TEOCO Corporation ("Parent"), TEOCO Israel Ltd. ("Merger Sub"), and TTI Team Telecom International Ltd. (the "Company"), the Merger, and all other transactions contemplated by the Agreement and Plan of Merger.

☐ FOR	☐ AGAINST	☐ ABSTAIN

By signing and mailing this proxy card you confirm that, unless you contact us as required below, you are not a "Parent Affiliate".  For purposes of this Proxy Card, a "Parent Affiliate" means:  (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Parent, Merger Sub or any of the foregoing.

To the extent that your Ordinary Shares ARE HELD by any of the abovementioned, please contact the CFO of the Company at 12 Amal Street, Afek Park, Rosh Ha’ayin, 48092, Israel; tel number: +972-3-926-9723; fax number: +972-3–761-7155.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder ___________________ Date ___________, 2010 Signature of Shareholder ___________________Date ______________, 2010

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.